UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Glu Mobile Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
379890106
(CUSIP Number)
Becker Drapkin Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6016
with a copy to:
Taylor H. Wilson
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5615
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Becker Drapkin Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,462,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,462,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,462,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN
(1) Includes 1,335,000 shares that Becker Drapkin Partners (QP), L.P. and 165,000 shares that Becker Drapkin Partners, L.P. have the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer. Becker Drapkin Management, L.P. is the general partner of, and may be deemed to indirectly beneficially own securities owned by, each of Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P.
(2) The percentage is calculated based upon 44,572,844 shares of common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as disclosed in the issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010, plus 8,414,635 shares of common stock issued on January 20, 2011.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		3,971,180 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,971,180 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,971,180 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 1,335,000 shares of common stock that Becker Drapkin Partners (QP), L.P. has the right to acquire within 60 days pursuant to a warrant to purchase shares of common stock of the issuer.
(2) The percentage is calculated based upon 44,572,844 shares of common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as disclosed in the issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010, plus 8,414,635 shares of common stock issued on January 20, 2011.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		490,820 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		490,820 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

490,820 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Includes 165,000 shares of common stock that Becker Drapkin Partners, L.P. has the right to acquire within 60 days pursuant to a warrant to purchase shares of common stock of the issuer.
(2) The percentage is calculated based upon 44,572,844 shares of common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as disclosed in the issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010, plus 8,414,635 shares of common stock issued on January 20, 2011.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,462,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,462,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,462,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO
(1) Includes 1,335,000 shares that Becker Drapkin Partners (QP), L.P. and 165,000 shares that Becker Drapkin Partners, L.P. have the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer. Becker Drapkin Management, L.P. is the general partner of, and may be deemed to indirectly beneficially own securities owned by, each of Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P.
(2) The percentage is calculated based upon 44,572,844 shares of common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as disclosed in the issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010, plus 8,414,635 shares of common stock issued on January 20, 2011.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		300,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,462,000 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300,000 (1)

WITH	10	SHARED DISPOSITIVE POWER

4,462,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,762,000 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 100,000 shares of common stock that Mr. Becker has the right to acquire within 60 days pursuant to a warrant to purchase shares of common stock of the issuer.
(2) Includes 1,335,000 shares that Becker Drapkin Partners (QP), L.P. and 165,000 shares that Becker Drapkin Partners, L.P. have the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.
(3) The percentage is calculated based upon 44,572,844 shares of common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as disclosed in the issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010, plus 8,414,635 shares of common stock issued on January 20, 2011.

CUSIP No.	379890106

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		318,333 (1) (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,462,000 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,333 (1) (2)

WITH	10	SHARED DISPOSITIVE POWER

4,462,000 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,780,333 (1)(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 100,000 shares of common stock that Mr. Drapkin has the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.
(2) Includes 18,333 shares of common stock that Mr. Drapkin has the right to acquire within 60 days pursuant to stock options to purchase shares of common stock of the issuer.
(3) Includes 1,335,000 shares that Becker Drapkin Partners (QP), L.P. and 165,000 shares that Becker Drapkin Partners, L.P. have the right to acquire within 60 days pursuant to warrants to purchase shares of common stock of the issuer.
(4) The percentage is calculated based upon 44,572,844 shares of common stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Act, as disclosed in the issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2010, plus 8,414,635 shares of common stock issued on January 20, 2011.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock of the Issuer filed with the Commission on February 19, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on May 10, 2010, Amendment No. 2 to the Schedule 13D filed on July 8, 2010 and Amendment No. 3 to the Schedule 13D filed on August 31, 2010 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). This Amendment No. 4 is filed to disclose a change in the beneficial ownership of each Reporting Person relating to the disposition of shares of Common Stock of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
Item 5(a) is amended and restated in its entirety as follows:
(a) Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Item 5(b) is amended and restated in its entirety as follows:
(b)	Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.
Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it (the “Becker Drapkin, L.P. Shares,” and together with the Becker Drapkin QP Shares, the “Becker Drapkin Funds Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares.
As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares (as defined below).

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.
Mr. Becker has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by him (the “Becker Shares”). Mr. Becker disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Drapkin.
Mr. Drapkin has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by him (the “Drapkin Shares”). Mr. Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by Mr. Becker.
As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Each of Messrs. Becker and Drapkin disclaims beneficial ownership of any shares of Common Stock beneficially owned by BCA.
As of the date hereof, no Reporting Person owns any Common Stock other than as set forth in this Item 5.
Item 5(c) is amended and restated in its entirety as follows:
(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
2/28/2011	Becker Drapkin QP		993,419	$4.72 (1)	Open Market
2/28/2011	Becker Drapkin, L.P.		122,781	$4.72 (1)	Open Market
3/01/2011	Becker Drapkin QP		561,857	$4.36 (1)	Open Market
3/01/2011	Becker Drapkin, L.P.		69,443	$4.36 (1)	Open Market
3/02/2011	Becker Drapkin QP		792,721	$4.34 (1)	Open Market
3/02/2011	Becker Drapkin, L.P.		97,977	$4.34 (1)	Open Market
3/02/2011	Becker Drapkin QP		33,820	$4.25 (1)	Open Market
3/02/2011	Becker Drapkin, L.P.		4,180	$4.25 (1)	Open Market

(1)	Excluding commission of $0.01 per share.

Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1
Stock Option Award Agreement (incorporated by reference from Exhibit 99.1 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.2
Notice of Grant of Stock Options and Option Agreement (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.3	Purchase Agreement (incorporated herein by reference from Exhibit 99.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.4	Form of Warrant (incorporated herein by reference from Exhibit 4.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.5	Form of Voting Agreement (incorporated herein by reference from Exhibit 99.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.6	Form of Registration Rights Agreement (incorporated herein by reference from Exhibit 4.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.7	Press Release of the Issuer dated July 6, 2010 (incorporated herein by reference from Exhibit 99.03 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2011	BECKER DRAPKIN PARTNERS (QP), L.P.
	By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.
	By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN MANAGEMENT, L.P.
	By:	BC Advisors, LLC, its general partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC
	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER
/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN
/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (furnished herewith)
99.1
Stock Option Award Agreement (incorporated by reference from Exhibit 99.1 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.2
Notice of Grant of Stock Options and Option Agreement (incorporated by reference from Exhibit 99.2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed May 10, 2010 by the Reporting Persons with the Commission)

99.3	Purchase Agreement (incorporated herein by reference from Exhibit 99.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.4	Form of Warrant (incorporated herein by reference from Exhibit 4.01 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.5	Form of Voting Agreement (incorporated herein by reference from Exhibit 99.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.6	Form of Registration Rights Agreement (incorporated herein by reference from Exhibit 4.02 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)
99.7	Press Release of the Issuer dated July 6, 2010 (incorporated herein by reference from Exhibit 99.03 to the Form 8-K filed by the Issuer with the Commission on July 6, 2010)